Exhibit (b)(1)

April 13, 2012

Term Loan Agreement

This Term Loan Agreement (the “Agreement”) is made as of April 13, 2012 by and between TBC Corporation (the “Borrower), a corporation existing under the laws of the State of Delaware, having its principal office at 4300 TBC Way, Palm Beach Gardens, Florida 33410 and Sumitomo Corporation of America (the “Lender”), a corporation existing under the laws of the State of New York, having an office at 600 Third Avenue, New York, NY 10016.

Now therefore, the Borrower and the Lender hereby agree to the following terms and conditions set forth below.

1. Loan Amount:

Subject to the terms and conditions of this Agreement, Lender agrees to make a loan to the Borrower and the Borrower agrees to borrow up to the principal amount US$ 350,000,000.00 (Three Hundred Fifty Million United States Dollars) on the “Offer Closing Date” as defined in the Merger Agreement by and among TBC Corporation, Gearshift Merger Corp. and Midas, Inc. dated as of March 12, 2012.

2. Currency: United States Dollars

3. Maturity Date: March 29, 2013

4. Interest Rate: Interest rate shall be the rate which is 3.65 percent per annum above the London Inter Bank Offered Rate (the “LIBOR”) for a 3 month term quoted by The Bank of Tokyo Mitsubishi UFJ Ltd. on the second Banking Day prior to the Offer Closing Date and the second Banking Day prior to successive Interest Period.

5. Interest Period:

Interest Period means each period for the calculation of Interest Rate, where;

(a)	the first such Interest Period shall start on and include the Offer Closing Date and end on and include the day before the next succeeding Interest Payment Date.

(b)	each successive Interest Period shall start on and include the Interest Payment Date that immediately follows the end of the previous period and end on and include the day before the next succeeding Interest Payment Date.

6. Interest Payment Date:

Interest Payment Dates are June 29, 2012, September 28, 2012, December 31, 2012 and March 29, 2013.

7. Repayment Date and Interest Payment Date

The Borrower shall pay the accrued interest due on the Interest Payment Date and the principal amount outstanding on the Maturity Date. If the Borrower fails to pay any amount payable under this Agreement on the due date or, if appropriate, on demand, the Borrower shall pay default interest on such overdue amount from the due date up to the actual date of payment, at the rate per annum which shall be 2% per annum in excess of the U.S. Dollar Prime Rate as quoted by Citibank, N.A, New York.

8. Banking Day:

Unless otherwise provided in this Agreement, Banking Day is the day on which commercial banks are open for business in New York. Whenever the Repayment Date, Maturity Date, or Interest Payment Date is not a Banking Day, such payment may be made on the preceding Banking Day

9. Prepayments Permitted:

The Borrower can prepay the Term Loan in whole or in part on each Interest Payment Date with the prior written notice to the Lender by at least five business days prior to the payment date. No penalty shall be charged to the Borrower. The Borrower may increase the Term Loan on each Interest Payment Date up to $350,000,000.00 with prior written notice to Lender at least five business days prior to Interest Payment Date.

10. Mandatory Prepayment:

The Borrower shall upon demand of the Lender immediately prepay the entire principal of the Loan with accrued interest in any of the following events:

(1)	In the event that the Borrower ceases to be a direct or indirect majority owned subsidiary of Sumitomo Corporation, a Japanese Corporation, or

(2)	Events of Default of the Borrower

Provided, in such event Borrower shall additionally pay any and all banking charges, penalties, finance charges, costs and expenses incurred by the Lender as a result of such prepayment.

11. Interest Calculation

Interest shall be calculated on the daily outstanding principal of the loan on a 360 days a year basis.

12. Payment

All payments from the Borrower shall be made in United States Dollars and immediately available funds to the Lenders account (in New York Time) which will be mentioned in payment invoice from the Lender without set-off and without any withholding.

13. Representation and Warranties:

The Borrower represents and warrants that, as of the date hereof and until the Maturity Date, the following conditions are true and correct.

(1)	Organization: The borrower is a corporation duly organized, validly existing and in good standing under the laws of the States of Delaware.

(2)	Authorization: The Borrower is duly authorized to execute and deliver this Agreement and authorized to borrow the Loan amount set forth herein, and generally to perform the obligations under this Agreement.

(3)	No Conflicts: The execution and delivery of this Agreement and the performance by the Borrower of its obligation hereunder do not and will not conflict with any provision of law, statute or regulation nor with the articles of incorporation or the by-laws of the Borrower, and do not and will not give cause for the acceleration of any other indebtedness of the Borrower.

14. Events of Default:

Upon the occurrence of any of the following Events of Default, whether within or beyond the control of either party hereto, the lender may, at its option, declare that the Borrowers obligation of repayment under this Agreement shall become immediately due and payable.

(1)	Failure to Pay: The Borrower fails to make payment of any principal or any interest under this agreement when due.

(2)	Insolvency: The Borrower becomes insolvent or bankrupt or admits in writing its inability to pay its debt as they mature, or a trustee or receiver for the Borrower or any property of the Borrower is appointed.

(3)	Cross Default: Any event which causes, or which with the passage of time or the giving of notice or both, may cause the acceleration of the maturity of any indebtedness of the Borrower to any other party.

15. Governing Law and Jurisdiction:

This Agreement shall be governed by and construed in accordance with the laws of State of New York. The Borrower irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New York (both State and Federal, trial and appellate) in connection with any matter arising under this Agreement.

In witness whereof, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

The Borrower TBC Corporation	The Lender Sumitomo Corporation of America

/s/ Kyle Benko	/s/ Tomoyasu Minohara
Kyle Benko	Tomoyasu Minohara
SVP Controller	Senior Director and Treasurer